Application for quotation of +securities Application for quotation of +securities 1 / 7 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Announcement Type New announcement Date of this announcement Friday March 18, 2022 The +securities to be quoted are: Total number of +securities to be quoted ASX +security code Security description Number of +securities to be quoted Issue date JHX CHESS DEPOSITARY INTERESTS 1:1 1,539 14/03/2022 Refer to next page for full details of the announcement +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer Exhibit 99.2

Application for quotation of +securities Application for quotation of +securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules. 1.2 Registered number type ABN Registration number 49097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 18/3/2022 New announcement

Application for quotation of +securities Application for quotation of +securities 3 / 7 Part 2 - Type of Issue 2.1 The +securities to be quoted are: 2.2 The +securities to be quoted are: Additional +securities in a class that is already quoted on ASX ("existing class") +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

Application for quotation of +securities Application for quotation of +securities 4 / 7 Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B Additional +securities to be quoted in an existing class issued under an +employee incentive scheme FROM (Existing Class) ASX +security code and description JHXAK : RESTRICTED STOCK UNIT TO (Existing Class) ASX +security code and description JHX : CHESS DEPOSITARY INTERESTS 1:1 Please state the number of +securities issued under the +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer 1,539 Please provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms The terms of the James Hardie 2020 Non-Executive Director Equity Plan were summarised in the Notice of Meeting at Item 9 and the applicable Explanatory Notes. That publication is accessible at: https://ir.jameshardie.com.au/jh/shareholder_meetings.jsp Are any of these +securities being issued to +key management personnel (KMP) or an +associate Provide details of the KMP or +associates being issued +securities Name of KMP Name of registered holder Number of +securities Persio Lisboa Same 473 Anne Lloyd Same 167 Rada Rodriguez Same 246 Nigel Stein Same 241 Dean Seavers Same 412 Issue date Yes

Application for quotation of +securities Application for quotation of +securities 5 / 7 Issue date 14/3/2022 Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class? Issue details Number of +securities to be quoted 1,539 Are the +securities being issued for a cash consideration? In what currency is the cash consideration being paid? USD - US Dollar What is the issue price per +security? USD 33.89000000 Any other information the entity wishes to provide about the +securities to be quoted Non-executive directors¿ fees can be applied to purchase the ADRs in accordance with the James Hardie 2020 Non-Executive Director Equity Plan Rules. Certain participants have elected to acquire ADRs in this way. Yes Yes

Application for quotation of +securities Application for quotation of +securities 6 / 7 Part 4 - Issued capital following quotation Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise: (A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.) 4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application) ASX +security code and description Total number of +securities on issue JHX : CHESS DEPOSITARY INTERESTS 1:1 445,348,933 4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue JHXAK : RESTRICTED STOCK UNIT 1,882,368

Application for quotation of +securities Application for quotation of +securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Are the +securities being issued under an exception in Listing Rule 7.2 and therefore the issue does not need any security holder approval under Listing Rule 7.1? 5.1a Select the number of the applicable exception in Listing Rule 7.2 14 Yes